1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 18, 2019

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        PIMCO Equity Series, File No. 333-164077 (the “Registrant”)

Dear Mr. Ellington:

You previously communicated to Aaron D. Withrow and Jeremy Sperlazza of Dechert LLP, via telephone, the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) accounting comments on the annual reports filed for PIMCO Equity Series for the period ending June 30, 2019. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1: Each of the PIMCO REALPATH® Blend 2025 Fund, PIMCO REALPATH Blend® 2030 Fund, PIMCO REALPATH Blend® 2035 Fund, PIMCO REALPATH Blend® 2040 Fund, PIMCO REALPATH Blend® 2045 Fund, PIMCO REALPATH Blend® 2050 Fund, and PIMCO REALPATH Blend® 2055 Fund has a significant amount of its assets invested in non-PIMCO underlying funds, including the Institutional Class shares of Vanguard Institutional Index Fund. Please provide disclosure in the financial statements informing shareholders of how they may obtain a copy of such an underlying fund’s financial statements, for example at www.sec.gov.

Response: Comment accepted. The Registrant will revise existing disclosure in the Securities and Other Investments section of the Notes to Financial Statements as shown below in future shareholder reports.

A copy of each ~~affiliate fund’s~~ Acquired Fund’s shareholder report is also available at the SEC’s website at www.sec.gov~~,~~ and a copy of each affiliate fund’s shareholder report is available on the Funds’ website at www.pimco.com, or upon request, as applicable.

Comment 2: For each applicable Fund, please disclose in the Schedule of Investments the end of period interest rate for money market funds in which the Fund invests, as required by footnote 4 of Article 12-12 of Regulation S-X.

Kenneth Ellington December 18, 2019 Page 2

Response: Comment accepted. The Registrant will include the end of period interest rate in future shareholder reports.

Comment 3: It appears that the PIMCO Dividend and Income Fund holds Uniform Mortgage Backed Security (“UMBS”) TBAs issued under the Federal Housing Finance Agency Single Security Initiative. Please supplementally describe if the Fund exchanged Freddie Mac or Fannie Mae securities for delivery of UMBS in TBA transactions. If so, describe the accounting impact of such an exchange (cite to applicable U.S. GAAP). Additionally, describe that the Fund considered whether its current disclosure in the prospectus adequately describes the differences in risks of such securities (including prepayment rates of UMBS).

Response: The Registrant confirms that the Fund did not exchange any Freddie Mac or Fannie Mae securities for delivery of UMBS in TBA transactions for any of its UMBS holdings as of June 30, 2019. In addition, the Registrant included the following disclosure regarding UMBS in the Fund’s prospectus and statement of additional information as part of its October 31, 2019 annual update:

Under the direction of the Federal Housing Finance Agency, FNMA and FHLMC have entered into a joint initiative to develop a common securitization platform for the issuance of a uniform mortgage-backed security (the “Single Security Initiative”) that aligns the characteristics of FNMA and FHLMC certificates. The Single Security Initiative was implemented in June 2019, and the effects it may have on the market for mortgage-backed securities are uncertain.

The Registrant notes this disclosure is substantially similar to the disclosure regarding UMBS in the Important Information section of the Fund’s June 30, 2019 annual report. The Registrant will consider whether additional or updated disclosures are appropriate at the next regular opportunity.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Kenneth Ellington December 18, 2019 Page 3

cc: Ryan G. Leshaw, Pacific Investment Management Company LLC Douglas P. Dick, Dechert LLP